4: exhibit 17

John W. Stump, III

December 29, 2004

Board of Directors
American International Industries, Inc.
601 Cien Street, Suite 235
Kemah, TX 77565-3077

Re: Resignation

Gentlemen:

Effective immediately, I hereby resign as a director of American International Industries, Inc. and its subsidiaries. I also resign as Chairman of the Registrant's Audit Committee. I have had no disagreement with the Registrant either as a director or as chairman of the audit committee on any matter relating to the Registrant's operations, policies or practices.

I am submitting this resignation in order to pursue other business opportunities.

Very truly yours,

/s/ John W. Stump, III